

Mail Stop 3628

August 19, 2009

David Robbins, Esq.
Bingham & McCutchen LLP
355 South Grand Avenue
Suite 4400
Los Angeles, CA 90071-3106

Re: Texas Industries, Inc.
Amendment No. 1 to Schedule 14A
Filed by Shamrock Activist Value Fund, L.P. et al.
Filed on August 18, 2009
File No. 1-04887
Amendment No. 8 to Schedule 13D
Filed on August 4, 2009
File No. 5-33469

Dear Mr. Robbins:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13D

1.   We note your response to comment three in our letter dated August 12, 2009; however, we reissue our comment. We note that you state that Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney are only investors and do not exercise or control the investment or voting activities of SHI; however, according to Amendment No. 5 to the Schedule 13D filed on July 2, 2009, each of the Disneys are directors of SHI, Roy Disney is the Chairman of SHI, SHOC and Shamrock Capital Advisors, and Abigail

Disney is the Vice-Chairman of SHI and the Executive Vice President of SHOC. Further, we note that you state that none of the Disneys has any involvement in selecting the investments of SAVF, but a beneficial owner of a security includes any person who indirectly has or shares voting or investment power. Refer to Rule 13d-3(a). For example, advise us of the Disneys' ability to control the decisions of any person with direct power, including the power to remove the person with direct power or whether the Disneys hold a controlling interest in the entity with direct power. In addition, regarding the shares held in trust for the benefit of the Disneys, please advise us as to whether the Disneys retain the power to vote, dispose, or direct the disposition of the shares held in the trust, or the power to revoke the voting or investment powers of the trustee. Please advise us of any indirect power, through any contract, arrangement, understanding, relationship, or otherwise, that the Disneys have or share: (1) to vote or direct the voting of the shares of Texas Industries or (2) to invest which includes the power to dispose, or to direct the disposition of the shares of Texas Industries.

2.   We note that you have disclosed the agreement with Mr. Michael Rubey under Item 6 of Amendment No. 4 to Schedule 13D. Please also file the agreement with Mr. Michael Rubey as an exhibit to the Schedule 13D. Refer to Item 7 of Schedule 13D.

Schedule 14A

Proposal 3—Board Declassification Resolution, page 13

3.   We note your response to comment 11 in our letter dated August 12, 2009 and that your proposals are non-binding. Please revise to clarify that you are uncertain about the effect of declassification, if adopted by the board, on the unexpired terms of directors elected to the board at or prior to any upcoming meeting or whether it will disqualify previously elected directors from completing their terms.

Proposal 4—Majority Voting Resolution, page 14

4.   We note your response to comment 12 in our letter dated August 12, 2009. Please revise to clarify that you are uncertain about how vacancies by resignation will be filled if majority voting is adopted by the board.

Certain Information Concerning the Participants, page 21

5.   We note your response to comment 15 in our letter dated August 12, 2009. Please revise your document to describe how the payment to Mr. Rubey will be calculated and quantify the amount based on recent stock prices. Please also disclose any minimum or maximum amounts payable and the term of the agreement. Refer to Item 5(b)(1)(viii) of Schedule 14A.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions